

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

Via E-mail
Rehan Saeed
Chief Executive Officer
Legacy Ventures International Inc.
2602 Innisfil Road
Mississauga, Ontario, L5M 4H9, Canada

> **Re:** **Legacy Ventures International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 20, 2014**
> **File No. 333-199040**

Dear Mr. Saeed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated October 28, 2014. However, we disagree with your analysis that you are not a shell company due to your marketing efforts. We note that your only assets are $5,366 in cash and that you have not generated any revenues to date. We also note your disclosure that you have not formed any material relationships, or entered into material agreements, with real estate investors, developers, or owners. We believe that your participation in organizing a fundraiser for charity appears to be unrelated to your proposed business of providing real estate management services, and is therefore not exemplary of your operations. Accordingly, we believe that you are a shell company. Please revise your disclosure in the prospectus cover page, prospectus summary, and plan of distribution sections to identify yourself as a shell company, to identify the selling shareholders as underwriters, and to state that the sales must be made at a fixed price for the duration of the offering. Please also include risk factor disclosure that resales are not permitted under Rule 144(i) until 12 months

after the company is no longer considered a shell company. Further, please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Substantial Doubt About Our Ability to Continue as a Going Concern, page 7

2.   Please revise this risk factor to specifically reference your auditor's opinion that there is substantial doubt about your ability to continue as a going concern, per page F-3.

Plan of Operations, page 16

3.   Please revise your disclosure to clarify the anticipated time frame for beginning and completing each of your three steps disclosed in this section, as well as the time frame in which you intend to create your website. Additionally, please clarify how attending "roadshows" is consistent with your proposed business of providing real estate management services.

4.   Please remove your statement regarding the "SEC's acceptance of this Registration Statement." The SEC does not "accept" registration statements. When a company has resolved all comments on a registration statement, the company may request that the Commission declare the registration statement effective so that it can proceed with the transaction.

Financial Statements

5.   Please update your financial statements in your amended filing. Reference is made to Rule 8-08 of Regulation S-X.

Exhibit 5.1

6.   We note that the legal opinion states that this registration statement relates to an offering of common stock made pursuant to Regulation S. Please have counsel revise this sentence to clarify that the registration statement relates to the resale of the Company's stock that was previously sold pursuant to Regulation S. Please also have counsel revise the opinion to clarify that the shares "are" legally issued and fully paid.

Exhibit 23.1

7.   Please provide an updated consent from your independent auditors in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Gregg E. Jaclin, Esq.